SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------
                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

         This Statement amends and supplements (i) the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998 and October 5, 1998 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.


ITEM 10.   ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

         On February 12, 1999, the Parent issued a press release which announced that it had filed definitive proxy materials in connection with its planned solicitation of proxies from the Company's stockholders. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

         (a)      (11)     Text of Press Release issued by WHX Corporation on
                           February 12, 1999.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999
                                   WHX CORPORATION


                                   By: /S/ STEWART E. TABIN
                                       --------------------
                                       Name:     Stewart E. Tabin
                                       Title:    Assistant Treasurer



                                   GT ACQUISITION CORP.


                                   By:  /S/ STEWART E. TABIN
                                        --------------------
                                        Name:       Stewart E. Tabin
                                        Title:      Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                               PAGE
--------------------------------------------------------------------------------

         (a) (11) Text of Press Release issued by WHX Corporation     5
                  on February 12, 1999.

                                                                 Exhibit (a)(11)


CONTACTS:
         Abernathy MacGregor Frank
         Patricia Sturms/Joele Frank
         (212) 371-5999

        WHX CORPORATION FILES DEFINITIVE PROXY MATERIALS REGARDING GLOBAL
                     INDUSTRIAL TECHNOLOGIES ANNUAL MEETING

         New York-February 12, 1999--WHX Corporation (NYSE: WHX) announced today that it has filed definitive proxy materials in connection with its planned solicitation of proxies from the stockholders of Global Industrial Technologies, Inc. (NYSE: GIX ). The proxies will be used at Global's 1999 Annual Meeting of Stockholders, normally held in March, but which is expected to be held at a later date as a result of Global's change in its fiscal year end to December 31. WHX intends to mail copies of the proxy materials to Global's stockholders within the next few days.

         As previously announced, WHX plans to ask the stockholders of Global to elect a nominee to Class I of the Board of Directors of Global at the Global Annual Meeting. The WHX nominee is expected, subject to his fiduciary duties, to seek to enhance stockholder value through a sale of the Company to the highest bidder. WHX also plans to ask Global stockholders to approve precatory resolutions to ask the Global Board to remove the poison pill and to take appropriate steps to declassify the Board so that all directors will stand for election annually.

         WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.